SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 8, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Macro Announces Results for the First Quarter of 2020

Buenos Aires, Argentina, June 8, 2020 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2020 (“1Q20”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2019 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2020.

Summary

•       The Bank’s net income totaled Ps.7.1 billion in 1Q20. This result was 15% higher than the result posted in 4Q19 and 80% higher than in 1Q19. In 1Q20, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 27.3% and 4.9%, respectively.

•       In 1Q20, Banco Macro’s net monetary position resulted in a Ps.295 million gain, improving from the Ps.5.1 billion loss posted in 4Q19 and lower than the Ps.3.2 billion gain registered in 1Q19.

•       In 1Q20, Banco Macro’s financing to the private sector decreased 4% or Ps.9.2 billion quarter over quarter (“QoQ”) totaling Ps.219.8 billion and 15% or Ps.38.7 billion year over year (“YoY”). In the quarter commercial loans stand out, among which Documents and Others stand out; with a 8% and a 14% increase respectively QoQ.

•       In 1Q20, Banco Macro’s total deposits increased 10% or Ps.27.9 billion QoQ, totaling Ps.311.3 billion and representing 80% of the Bank’s total liabilities. Private sector deposits increased 7% or Ps.19.6 billion QoQ.

•       Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.96.4 billion, 32% regulatory capital ratio – Basel III and 25.4% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 66% of its total deposits in 1Q20.

•       As of 1Q20, the efficiency ratio reached 39.8%, deteriorating from the 35.5% posted in 4Q19.

•       In 1Q20, the Bank’s non-performing to total financing ratio was 1.36% and the coverage ratio reached 173.49%.

1Q20 Earnings Release Conference Call Tuesday, June 9, 2020 Time: 12:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time

 IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at:
www.macro.com.ar/relaciones-inversores

 To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 02/20/2020 through 03/05/2020

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report.

Results

Earnings per outstanding share were Ps.11.07 in 1Q20, 15% higher than 4Q19 and 80% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Net income -Parent Company- (M $)	3,928	6,132	7,074	15%	80%
Average # of shares outstanding (M)	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased)	45	-	-	-	-100%
Book value per avg. Outstanding share ($)	153	177	186	5%	22%
Shares Outstanding (M)	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	6.15	9.60	11.07	15%	80%

EOP FX (Pesos per USD)	43.3533	59.8950	64.4700	8%	49%
Book value per avg. issued ADS (USD)	35.29	29.55	28.85	-2%	-18%
Earnings per avg. outstanding ADS (USD)	1.42	1.60	1.72	7%	21%

Banco Macro’s 1Q20 net income of Ps.7.1 billion was 15% or Ps.941 million higher than the previous quarter and 80% or Ps.3.1 billion higher YoY. This result represented an accumulated ROAE and ROAA of 27.3% and 4.9% respectively.

Net operating income (before G&A and personnel expenses) was Ps.23.3 billion in 1Q20, decreasing 25% or Ps.7.6 billion compared to 4Q19 and increased 16% or Ps.3.1 billion compared to the previous year.

Operating income (after G&A and personnel expenses) was Ps.10.7 billion in 1Q20, 31% or Ps.4.8 billion lower than in 4Q19 and 68% or Ps.4.3 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 4.3x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Net Interest Income	19,961	25,527	21,302	-17%	7%
Net fee income	5,130	4,616	4,431	-4%	-14%
Subtotal (Net Interest Income + Net Fee Income)	25,091	30,143	25,733	-15%	3%
Net Income from financial instruments at fair value through P&L	-8,103	-279	-4,093	1367%	-49%
Income from assets at amortized cost	-27	60	853	1322%	-
Differences in quoted prices of gold and foreign currency	-44	1,472	532	-64%	-
Other operating income	4,798	1,011	1,099	9%	-77%
Provision for loan losses	1,577	1,565	861	-45%	-45%
Net Operating Income	20,138	30,842	23,263	-25%	16%
Employee benefits	4,852	5,588	4,726	-15%	-3%
Administrative expenses	3,238	3,693	2,674	-28%	-17%
Depreciation and impairment of assets	770	838	836	0%	9%
Other operating expenses	4,916	5,182	4,325	-17%	-12%
Operating Income	6,362	15,541	10,702	-31%	68%
Result from associates & joint ventures	41	165	21	-87%	-49%
Result from net monetary postion	3,200	-5,112	295	-	-91%
Result before taxes from continuing operations	9,603	10,594	11,018	4%	15%
Income tax	5,675	4,461	3,944	-12%	-31%
Net income from continuing operations	3,928	6,133	7,074	15%	80%
Net Income of the period	3,928	6,133	7,074	15%	80%
Net income of the period attributable to parent company	3,928	6,132	7,074	15%	80%
Net income of the period attributable to minority interest	0	1	0	-100%	-

The Bank’s 1Q20 net interest income totaled Ps.21.3 billion, 17% or Ps.4.2 billion lower than in 4Q19 and 7% or Ps.1.3 billion higher YoY.

In 1Q20 interest income totaled Ps.30.9 billion, 16% or Ps.6 billion lower than in 4Q19 (due to lower income from interest on loans) and 18% or Ps.6.8 billion lower than in 1Q19.

Income from interest on loans and other financing totaled Ps.19.5 billion, 22% or Ps.5.4 billion lower compared with the previous quarter, due to an 8% decrease in the loan portfolio and a 600 b.p. decrease in the average lending rate. On a yearly basis Income from interest on loans decreased 14% or Ps.3.1 billion.

In 1Q20 income from government and private securities decreased 1% or Ps148 million QoQ (due to lower income from Private securities) and decreased 25% or Ps.3.6 billion compared with the same period of last year. This result is explained 86% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 14% is explained by income from government and private securities at amortized cost.

In 1Q20 income from Repos totaled Ps.364 million, Ps.416 million lower than the previous quarter and Ps.136 million lower than a year ago.

In 1Q20 Differences in foreign currency totaled a Ps.532 million gain, due to the 8% argentine peso depreciation against the US dollar and the Bank’s long spot dollar position during the quarter and FX trading results (Ps.49 million). Income from differences in foreign currency decreased 96% or Ps.1.1 billion due to lower results from trading due to currency controls and regulations. It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 1Q20 resulted in a Ps.568 million gain.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	-44	1,472	532	-64%	-
Translation of FX assets and liabilities to Pesos	-713	304	484	59%	-
Income from foreign currency exchange	669	1,168	49	-96%	-93%

(2) Net Income from financial assets and liabilities at fair value through P&L	453	257	36	-86%	-92%
Income from investment in derivative financing instruments	453	257	36	-86%	-92%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	409	1,729	568	-67%	39%

INTEREST INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Interest on Cash and due from Banks	49	74	61	-18%	24%
Interest from government securities	14,643	10,101	10,446	3%	-29%
Interest from private securities	2	1,077	584	-46%	29100%
Interest on loans and other financing
To the financial sector	771	462	252	-45%	-67%
To the public non financial sector	307	306	555	81%	81%
Interest on overdrafts	2,915	7,806	4,062	-48%	39%
Interest on documents	1,864	1,410	1,273	-10%	-32%
Interest on mortgages loans	2,028	2,507	1,797	-28%	-11%
Interest on pledged loans	199	141	107	-24%	-46%
Interest on personal loans	8,952	7,192	6,658	-7%	-26%
Interest on credit cards loans	3,981	3,236	2,736	-15%	-31%
Interest on financial leases	68	32	22	-31%	-68%
Interest on other loans	1,438	1,768	1,993	13%	39%
Interest on Repos
From the BCRA	15	423	322	-24%	2047%
Other financial institutions	485	357	42	-88%	-91%
Total Interest income	37,717	36,892	30,910	-16%	-18%

Income from Interest on loans	22,523	24,860	19,455	-22%	-14%

The Bank’s 1Q20 interest expense totaled Ps.9.6 billion, decreasing 15% (Ps.1.8 billion) compared to the previous quarter and 46% (Ps.8.1 billion) compared to 1Q19.

In 1Q20, interest on deposits represented 91% of the Bank’s total interest expense, decreasing 17% or Ps.1.8 billion QoQ, due to a 400 b.p. reduction in the average rate of time deposits .This decrease can be traced to a 1,190 b.p. decline in the BADLAR rate as a consequence of the Leliq rate decline from around 55% at the beginning of the quarter, to 38% by the end of March and a 5% increase in the average volume of time deposit that did not offset the decline in interest rates. On a yearly basis, interest on deposits decreased 47% or Ps.7.6 billion.

INTEREST EXPENSE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Deposits
Interest on checking accounts	188	30	120	300%	-36%
Interest on saving accounts	150	203	146	-28%	-3%
Interest on time deposits	16,062	10,322	8,491	-18%	-47%
Interest on other financing from BCRA and financial inst.	67	22	22	0%	-67%
Repos
Other financial institutions	108	31	66	113%	-39%
Interest on corporate bonds	700	218	285	31%	-59%
Interest on subordinated bonds	433	482	458	-5%	6%
Interest on other financial liabilities	48	57	20	-65%	-58%
Total financial expense	17,756	11,365	9,608	-16%	-46%

Expenses from interest on deposits	16,400	10,555	8,757	-17%	-47%

In 1Q20, the Bank’s accumulated net interest margin (including FX) was 19.2%, lower than the 24.8% posted in 4Q19 and in 1Q19.

In 1Q20 Net Interest Margin (excluding FX) was 18.7%, lower than the 23.9% posted in 4Q19 and the 24.8% in 1Q19.

In 1Q20 Net Interest Margin (Pesos) was 30.3%, lower than the 40.3% posted in 4Q19 and higher than the 24% in 1Q19; meanwhile Net Interest Margin (USD) was 3.9%, higher than the 3.5% posted in 4Q19 and the 1.1% in 1Q19.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $ (Measuring Unit Current at EOP)	1Q19			4Q19			1Q20
	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
	BALANCE	RATE	INT. RATE	BALANCE	RATE	INT. RATE	BALANCE	RATE	INT. RATE
Yields & rates in annualized nominal %
Interest-earning assets
Loans & Other Financing
Public Sector	2,121	42.0%	58.7%	3,096	24.6%	39.2%	6,229	25.9%	35.8%
Financial Sector	6,303	33.2%	48.9%	3,581	34.9%	50.7%	2,118	35.6%	46.2%
Private Sector	188,742	28.5%	43.7%	187,622	32.7%	48.2%	168,651	31.1%	41.3%
Other debt securities
Central Bank Securities (Leliqs)	118,013	31.9%	47.4%	24,467	80.0%	101.0%	72,296	35.1%	45.6%
Government & Private Securities	13,161	12.1%	25.3%	22,396	67.6%	87.2%	20,164	44.4%	55.7%
Repos	4,260	32.1%	47.6%	3,854	61.4%	80.3%	3,337	33.3%	43.7%
Total interest-earning assets	332,600	29.3%	44.5%	245,016	41.0%	57.5%	272,795	33.1%	43.4%

Non interest-earning assets	94,837			99,071			90,214
Total Average Assets	427,437			344,087			363,009

Interest-bearing liabilities
Deposits
Public Sector	26,187	18.0%	31.9%	8,617	24.5%	39.1%	11,599	16.2%	25.3%
Private Sector	189,879	16.0%	29.7%	130,605	15.4%	28.9%	141,796	13.4%	22.3%
BCRA and other financial institutions	628	28.8%	44.0%	234	28.2%	43.2%	343	17.9%	27.1%
Corporate bonds	9,546	16.1%	29.7%	6,202	2.0%	13.9%	5,455	12.2%	20.9%
Repos	914	32.4%	48.0%	279	29.0%	44.1%	1,150	14.0%	22.9%
Total int.-bearing liabilities	227,154	16.3%	30.0%	145,937	15.4%	28.9%	160,343	13.6%	22.5%

Total non int.-bearing liab. & equity	95,048			93,862			93,443

Total Average Liabilities & Equity	322,202			239,799			253,786

Assets Performance		36,512			35,509			29,545
Liabilities Performance		16,819			10,634			8,981
Net Interest Income		19,693			24,875			20,564
Total interest-earning assets		332,600			245,016			272,795
Net Interest Margin (NIM)		24.0%			40.3%			30.3%

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $ (Measuring Unit Current at EOP)	1Q19			4Q19			1Q20
	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE
Yields & rates in annualized nominal %
Interest-earning assets
Cash and Deposits in Banks	17,265	3.8%	1.1%	29,366	-5.9%	1.0%	30,791	0.6%	0.8%
Loans & Other Financing
Financial Sector	774	8.8%	6.0%	340	-1.1%	6.2%	460	6.8%	6.9%
Private Sector	75,626	8.7%	6.0%	42,596	4.3%	11.9%	42,120	12.0%	12.2%
Other debt securities
Government & Private Securities	1,940	8.6%	5.9%	1,854	-2.3%	4.9%	2,798	2.0%	2.2%
Total interest-earning assets	95,605	7.8%	5.1%	74,156	0.0%	7.4%	76,169	7.0%	7.2%

Non interest-earning assets	55,689			49,339			43,650
Total Average Assets	151,294			123,495			119,819

Interest-bearing liabilities
Deposits
Public Sector	1,368	4.5%	1.8%	1,154	-5.1%	1.9%	1,978	1.0%	1.1%
Private Sector	94,598	4.6%	1.9%	57,461	-5.6%	1.4%	56,543	0.9%	1.0%
BCRA and other financial institutions	3,854	7.6%	4.9%	2,784	-1.4%	5.9%	1,272	6.1%	6.3%
Subordinated bonds	25,183	9.7%	7.0%	27,360	-0.4%	7.0%	25,841	7.0%	7.1%
Total int.-bearing liabilities	125,003	5.7%	3.0%	88,759	-3.8%	3.3%	85,634	2.8%	2.9%

Total non int.-bearing liabilities	27,633			27,666			27,554

Total Average liabilities	152,636			116,425			113,188

Assets Performance		1,205			1,383			1,365
Liabilities Performance		937			731			627
Net Interest Income		268			652			738
Total interest-earning assets		95,605			74,166			76,169
Net Interest Margin (NIM)		1.1%			3.5%			3.9%

In 1Q20 Banco Macro’s net fee income totaled Ps.4.4 billion, 4% or Ps.185 million lower than in 4Q19 and 14% or Ps.700 million lower than the same period of last year.

In the quarter, fee income totaled Ps.4.9 billion, 5% or Ps.238 million lower than in 4Q19. Fees charged to Provinces for financial agency services, corporate services fees, and AFIP and collection services fees stand out; with a 34%, 11% and 63% decrease respectively QoQ. On a yearly basis, fee income decreased 12% or Ps.636 million.

In the quarter, total fee expense decreased 11% or Ps.53 million. On a yearly basis, fee expenses increased 17% or Ps.63 million.

NET FEE INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Fees charged on deposit accounts	2,405	1,803	1,778	-1%	-26%
Credit card fees	1,219	1,027	1,074	5%	-12%
Corporate services fees	511	605	538	-11%	5%
ATM transactions fees	211	439	405	-8%	92%
Insurance fees	349	296	309	4%	-11%
Debit card fees	271	256	252	-2%	-7%
Financial agent fees (Provinces)	233	361	239	-34%	3%
Credit related fees	229	174	152	-13%	-34%
Mutual funds & securities fees	32	69	85	23%	166%
AFIP & Collection services	30	64	24	-63%	-20%
ANSES fees	13	11	11	0%	-15%
Total fee income	5,503	5,105	4,867	-5%	-12%

Total fee expense	373	489	436	-11%	17%

Net fee income	5,130	4,616	4,431	-4%	-14%

In 1Q20 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.4.1 billion loss, Ps.3.8 billion higher than the one registered in 4Q19, this loss is mainly due to an 85% or Ps.2.7 billion decrease in profit from the sale of financial assets at fair value as a consequence of the inflation adjustment applied to our Leliq holdings and a 40% or Ps.872 million decline in profit from government securities.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Profit or loss from government securities	260	2,201	1,329	-40%	411%
Profit or loss from private securities	232	304	226	-26%	-3%
Profit or loss from investment in derivative financing instruments	453	257	36	-86%	-92%
Profit or loss from other financial assets	65	56	-5	-	-
Profit or loss from investment in equity instruments	2,048	15	90	-	500%
Profit or loss from the sale of financial assets at fair value	-11,158	-3,112	-5,769	85%	-48%
Income from financial assets at fair value through profit or loss	-8,100	-279	-4,093	1367%	-49%

Profit or loss from derivative financing instruments	-3	0	0	-	-
Income from financial liabilities at fair value through profit or loss	-3	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-8,103	-279	-4,093	1367%	-49%

In the quarter Other Operating Income totaled Ps.1.1 billion, 9% or Ps.88 million lower than in 4Q19. On a yearly basis Other Operating Income decreased 77% or Ps.3.7 billion (note that in 1Q19 the result from the sale of Prisma S.A. was registered). If we were to exclude the Ps.3.8 billion (restated in terms of the measuring unit current at the end of 1Q20) Other Operating Income increased 14% or Ps.131 million on a yearly basis.

OTHER OPERATING INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Credit and debit cards	56	48	25	-48%	-55%
Lease of safe deposit boxes	112	124	134	8%	20%
Other service related fees	399	300	482	61%	21%
Other adjustments and interest from other receivables	203	205	202	-1%	0%
Initial recognition of loans	41	39	0	-100%	-100%
Others	3,987	295	256	-13%	-94%
Other Operating Income	4,798	1,011	1,099	9%	-77%

In 1Q20 Banco Macro’s administrative expenses plus employee benefits totaled Ps.7.4 billion, 20% or Ps.1.9 billion lower than the previous quarter, due to lower expenses related to employee benefits (salary increases and severance pay) and lower maintenance and conservation fees. On a yearly basis administrative expenses plus employee benefits decreased 9% or Ps.690 million.

Employee benefits decreased 15% or Ps.862 million QoQ (the main drivers for the decrease were lower salaries and lower social security contributions (Ps.719 million). On a yearly basis Employee benefits decreased 3% or Ps.126 million.

As of 1Q20, the accumulated efficiency ratio reached 39.8%, deteriorating from the 35.5% posted in 4Q19. In 1Q20 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 20%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 27% compared to 4Q19.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Employee benefits	4,852	5,588	4,726	-15%	-3%
Remunerations	3,560	4,056	3,483	-14%	-2%
Social Security Contributions	739	920	774	-16%	5%
Compensation and bonuses	429	464	365	-21%	-15%
Employee services	124	148	104	-30%	-16%
Administrative Expenses	3,238	3,693	2,674	-28%	-17%
Taxes	413	396	385	-3%	-7%
Maintenance, conservation fees	433	553	405	-27%	-6%
Directors & statutory auditors fees	496	633	303	-52%	-39%
Security services	328	320	294	-8%	-10%
Electricity & Communications	322	323	311	-4%	-3%
Other professional fees	253	284	184	-35%	-27%
Rental agreements	82	46	23	-50%	-72%
Advertising & publicity	79	173	58	-66%	-27%
Personnel allowances	51	52	33	-37%	-35%
Stationary & Office Supplies	27	22	19	-14%	-30%
Insurance	31	33	26	-21%	-16%
Hired administrative services	1	1	1	0%	0%
Other	722	857	632	-26%	-12%
Total Administrative Expenses	8,090	9,281	7,400	-20%	-9%

Total Employees	8,978	8,768	8,732
Branches	464	463	463
Efficiency ratio	25.3%	35.5%	39.8%

Accumulated efficiency ratio	25.3%	26.8%	39.8%

In 1Q20, Other Operating Expenses totaled Ps.4.3 billion, decreasing 17% or Ps.857 million QoQ. Turnover Tax and Others stand out with a 17% (Ps.486 million) decrease and an 18% (Ps.286 million) decrease respectively QoQ. On a yearly basis Other Operating Expenses decreased 12% or Ps.591 million.

OTHER OPERATING EXPENSES	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Turnover Tax	2,874	2,931	2,445	-17%	-15%
Other provision charges	283	343	300	-13%	6%
Deposit Guarantee Fund Contributions	161	124	121	-2%	-25%
Donations	54	149	108	-28%	100%
Insurance claims	17	16	15	-6%	-12%
Others	1,527	1,619	1,333	-18%	-13%
Other Operating Expenses	4,916	5,182	4,325	-17%	-12%

In 1Q20 the result from the net monetary position totaled a Ps.295 million gain, improving 106% or Ps.5.4 billion from the Ps.5.1 billion loss posted in 4Q19. This result is explained by the breakdown of monetary assets and monetary liabilities and their behavior during the quarter; monetary assets (cash, loans, government securities) decreased while monetary liabilities (deposits) increased, generating a positive result. On a yearly basis result from net monetary position decreased 91% or Ps.2.9 billion.

In 1Q20 Banco Macro's effective income tax rate was 35.8%, lower than the 41.4% effective tax rate of 4Q19 and the 38.3% registered a year ago.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.219.8 billion, decreasing 4% or Ps.9.2 billion QoQ and 15% or Ps.38.7 billion YoY.

Within commercial loans, Documents and Others stand out with an 8% or Ps.1.7 billion and a 14% or Ps.3.5 billion increase QoQ respectively; meanwhile Overdrafts decreased 20% or Ps.7.9 billion.

Within consumer lending personal loans and credit card loans decreased 4% or Ps.2.3 billion and 3% or Ps.1.2 billion respectively QoQ.

Within private sector financing, peso financing decreased 4% or 7.6 billion, while US dollar financing decreased 11% or USD74 million.

As of 1Q20, Banco Macro´s market share over private sector loans was 8.1%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Overdrafts	16,520	40,035	32,161	-20%	95%
Discounted documents	38,957	21,190	22,907	8%	-41%
Mortgage loans	18,936	13,733	12,760	-7%	-33%
Pledged loans	6,464	4,319	3,723	-14%	-42%
Personal loans	84,687	59,924	57,599	-4%	-32%
Credit Card loans	43,951	45,445	44,286	-3%	1%
Others	34,803	24,414	27,885	14%	-20%
Interest	10,927	16,679	15,655	-6%	43%
Total loan portfolio	255,245	225,739	216,976	-4%	-15%

Total loans in Pesos	175,297	185,223	177,936	-4%	2%

Total loans in USD	79,948	40,516	39,040	-4%	-51%
Financial trusts	2,037	2,088	1,652	-21%	-19%
Leasing	570	247	196	-21%	-66%
Others	652	927	958	3%	47%
Total other financing	3,259	3,262	2,806	-14%	-14%

Total other financing in Pesos	2,346	2,150	1,841	-14%	-22%

Total other financing in USD	913	1,112	965	-13%	6%

Total financing to the private sector	258,504	229,001	219,782	-4%	-15%

EOP FX (Pesos per USD)	43.3533	59.8950	64.4700	8%	49%

USD financing / Financing to the private sector	31%	18%	18%

Public Sector Assets

In 1Q20, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 5%, lower than the 6.3% registered in the previous quarter, and higher than the 3% posted in 1Q19.

In 1Q20, a 44% or Ps.21.9 billion increase in Leliqs stands out; also in 1Q20 an 8% or Ps.1.9 billion decrease in Other government securities was experienced and a 41% or Ps.2.8 billion decrease in Provincial loans.

PUBLIC SECTOR ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Leliqs	146,752	49,515	71,442	44%	-51%
Other	16,172	22,983	21,053	-8%	30%
Government securities	162,924	72,498	92,495	28%	-43%
Provincial loans	1,775	6,803	4,042	-41%	128%
Loans	1,775	6,803	4,042	-41%	128%
Purchase of government bonds	126.10	114	121	6%	-4%
Other receivables	126	114	121	6%	-4%

TOTAL PUBLIC SECTOR ASSETS	164,825	79,415	96,658	22%	-41%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	18,073	29,900	25,216	-16%	40%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	3.0%	6.3%	5.0%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.311.3 billion in 1Q20, increasing 10% or Ps.27.9 billion QoQ and decreasing 23% or Ps.93.1 billion YoY and representing 80% of the Bank’s total liabilities.

On a quarterly basis, both private sector and public sector deposits increased with a 7% or Ps.19.6 billion increase and a 44% or Ps.8.4 billion increase respectively.

The increase in private sector deposits was led by demand deposits, which increased 6% or Ps.8.1 billion, while time deposits increased 11% or Ps.12.9 billion QoQ.

Within private sector deposits, peso deposits increased 14% or Ps.26.3 billion, while US dollar deposits decreased 8% or USD106 million.

As of 1Q20, Banco Macro´s market share over private sector deposits was 6.1%.

DEPOSITS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Public sector	41,767	18,930	27,310	44%	-35%

Financial sector	313	339	291	-14%	-7%

Private sector	362,357	264,099	283,714	7%	-22%
Checking accounts	36,369	43,253	53,685	24%	48%
Savings accounts	98,913	97,804	95,451	-2%	-4%
Time deposits	220,804	114,341	127,287	11%	-42%
Other	6,271	8,701	7,291	-16%	16%
Total	404,437	283,368	311,315	10%	-23%

Pesos	278,367	197,471	233,413	18%	-16%
Foreign Currency (Pesos)	126,070	85,897	77,902	-9%	-38%

EOP FX (Pesos per USD)	43.3533	59.8950	64.4700	8%	49%
Foreign Currency (USD)	2,908	1,434	1,208	-16%	-58%

USD Deposits / Total Deposits	31%	30%	25%

Banco Macro’s transactional deposits represent approximately 51% of its total deposit base as of 1Q20. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 1Q20, the total amount of other sources of funds increased 3% or Ps.4.4 billion compared to 4Q19. In 1Q20 Shareholder’s Equity increased 5% or Ps.6 billion due to the positive result registered in the quarter and was partially offset by Other Comprehensive Income of Ps.1 billion loss. On a yearly basis other sources of funds increased 5% or Ps.6.7 billion pesos.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Central Bank of Argentina	30	29	16	-45%	-47%
Banks and international institutions	3,479	1,981	519	-74%	-85%
Financing received from Argentine financial institutions	1,105	410	328	-20%	-70%
Subordinated corporate bonds	26,461	26,208	26,606	2%	1%
Corporate bonds	9,367	5,956	5,463	-8%	-42%
Shareholders' equity	104,907	113,036	119,069	5%	13%
Total other source of funds	145,349	147,620	152,001	3%	5%

Liquid Assets

In 1Q20, the Bank’s liquid assets amounted to Ps.204.1 billion, showing a 23% or Ps.37.9 billion increase QoQ, and a 24% or Ps.63.2 billion decrease on a yearly basis.

In 1Q20, LELIQs own portfolio increased 44% or Ps.21.9 billion, also in the quarter cash increased 14% or Ps.14.8 billion.

In 1Q20 Banco Macro’s liquid assets to total deposits ratio reached 66%.

LIQUID ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Cash	111,725	108,533	123,321	14%	10%
Guarantees for compensating chambers	8,508	8,019	8,699	8%	2%
Call	265	108	600	456%	126%
Leliq own portfolio	146,752	49,515	71,442	44%	-51%
Total	267,250	166,175	204,062	23%	-24%

Liquid assets to total deposits	66.0%	59.0%	66.0%

Solvency

Banco Macro continued showing high solvency levels in 1Q20 with an integrated capital (RPC) of Ps.129.5 billion over a total capital requirement of Ps.33.1 billion. Banco Macro’s excess capital in 1Q20 was 291% or Ps.96.4 billion. During 1Q20 and due to inflation adjustments Equity increased 3% (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 32% in 1Q20; TIER1 Ratio stood at 25.4%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Change
In MILLION $	1Q19(¹)	4Q19(¹)	1Q20(²)	QoQ	YoY
Credit risk requirement	16,329	21,404	23,808	11%	46%
Market risk requirement	284	591	694	17%	145%
Operational risk requirement	5,189	7,563	8,606	14%	66%
Total capital requirements	21,802	29,558	33,108	12%	52%

Ordinary Capital Level 1 (COn1)	58,520	83,090	115,532	39%	97%
Deductible concepts Level 1 (COn1)	-3,708	-10,637	-12,442	17%	235%
Capital Level 2 (COn2)	19,092	26,113	26,427	1%	38%
Integrated capital - RPC (i)	73,903	98,566	129,517	31%	75%

Excess capital	52,101	69,009	96,409	40%	85%

Risk-weighted assets - RWA (ii)	266,581	361,678	405,179	12%	52%

Regulatory Capital ratio [(i)/(ii)]	27.7%	27.3%	32.0%

Ratio TIER 1 [Capital Level 1/RWA]	20.6%	20.0%	25.4%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(¹) Figueres are not inflation adjusted. Expressed in Pesos current at end of each quarter

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

Asset Quality

In 1Q20, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.36%, down from 2.07% in 4Q19, and the 2.03% posted in 1Q19.

Consumer portfolio non-performing loans improved 132b.p. (down to 1.36% from 2.68%) while Commercial portfolio non-performing loans were almost unchanged in 1Q20 (up to 1.36% from 1.34%).

Consumer portfolio non-performing loans ratio improved significantly due to recent measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan is considered

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 173.49% in 1Q20. Write-offs over total loans totaled 0.22%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Commercial portfolio	102,061	112,244	99,354	-11%	-3%
Non-performing	917	1,499	1,353	-10%	48%
Consumer portfolio	170,515	137,411	134,924	-2%	-21%
Non-performing	4,616	3,676	1,835	-50%	-60%
Total portfolio	272,576	249,655	234,279	-6%	-14%
Non-performing	5,533	5,175	3,188	-38%	-42%
Commercial non-perfoming ratio	0.90%	1.34%	1.36%
Consumer non-perfoming ratio	2.71%	2.68%	1.36%

Total non-performing/ Total portfolio	2.03%	2.07%	1.36%

Total allowances	6,192	5,488	5,531	1%	-11%
Coverage ratio w/allowances	111.91%	106.05%	173.49%
Write Offs	1,434	664	522	-21%	-64%
Write Offs/ Total portfolio	0.53%	0.27%	0.22%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2019 20-F)

The table below shows, under the E.C.L model, the allowances for credit losses with their respective classification in stages, and the impact the transition to I.F.R.S. 9 has on earnings.

Transition to I.F.R.S.9 (BOP Jan 1,2019)
IN MILLION $ (Measuring Unit Current at end of 1Q20)

Allowances under BCRA rules	6,900
Re-measurement of financial inst.	-466
ECL under I.F.R.S9 (Jan 2019)	6,434
ECL under I.F.R.S.9 (1Q19)	6,192

Expected Credit Losses (ECL) - 2020 Evolution

ECL under I.F.R.S.9 BOP 4Q19	5,488
12months ECL (Stage 1)	43
Financial inst. with increased credit risk (Stage 2)	215
Financial inst. considered credit impaired (Stage 3)	182
Monetary result generated by allowances	-397
ECL under I.F.R.S.9 EOP 1Q20	5,531

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
CER adjustable ASSETS

Government Securities	119	4,229	2,585	-39%	2072%

Loans (*)	15,761	15,674	15,742	0%	0%
Private sector loans	10,052	7,513	6,992	-7%	-30%
Mortgage loans (UVA adjusted)	5,709	8,161	8,747	7%	53%
Other loans	0	0	3	-	-
Total CER adjustable assets	15,880	19,903	18,327	-8%	15%

CER adjustable LIABILITIES
Deposits (*)	491	232	583	151%	19%
UVA Unemployment fund	497	600	618	3%	24%
Total CER adjustable liabilities	988	832	1,201	44%	22%

NET CER EXPOSURE	14,892	19,071	17,126	-10%	15%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Cash and deposits in Banks	68,669	76,489	68,573	-10%	0%
Cash	4,497	11,768	4,490	-62%	0%
Central Bank of Argentina	50,149	36,722	31,140	-15%	-38%
Other financial institutions local and abroad	14,020	27,994	32,939	18%	135%
Others	3	5	4	-20%	33%
Net Income from financial instruments at fair value through P&L	443	267	140	-48%	-68%
Derivatives	2	0	0	-	-100%
Other financial assets	3,885	4,042	4,065	1%	5%
Loans and other financing	81,241	42,014	39,930	-5%	-51%
Other financial institutions	769	656	71	-89%	-91%
Non financial private sector & foreign residents	80,472	41,358	39,859	-4%	-50%
Other debt securities	1,948	933	3,716	298%	91%
Guarantees received	2,605	3,118	2,090	-33%	-20%
Investment in equity instruments	10	11	6	-45%	-40%
Investment in associates and joint ventures	0	0	1	100%	100%
Total Assets	158,803	126,874	118,521	-7%	-25%
Deposits	126,070	85,897	77,902	-9%	-38%
Non financial public sector	3,118	4,302	3,124	-27%	0%
Financial sector	248	248	246	-1%	-1%
Non financial private sector & foreign residents	122,704	81,347	74,532	-8%	-39%
Other liabilities from financial intermediation	5,563	5,657	5,806	3%	4%
Financing from the Central Bank and other fin. Inst	3,770	2,205	688	-69%	-82%
Subordinated corporate bonds	26,436	26,208	26,606	2%	1%
Other non financial liabilities	63	27	30	11%	-52%
Total Liabilities	161,902	119,994	111,032	-7%	-31%

NET FX POSITION (Pesos)	-3,099	6,880	7,489	9%	-342%
EOP FX (Pesos per USD)	43.3533	59.8950	64.4700	8%	49%
NET FX POSITION (USD)	-71	115	116	1%	-

Relevant and Recent Events

•     Annual General Shareholders’ Meeting. –Cash Dividend- The Shareholders’ Meeting held on April 30th 2020 resolved to distribute as cash dividend to the shareholders the amount of AR$ 12,788,268,160, which represents AR$ 20 per share, and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders in proportion to their respective shareholdings. The effective distribution of the dividends is subject to BCRA’s authorization, which has not yet been granted. Pursuant to the provisions of Communication “A” 6939 issued by the BCRA, the distribution of profits by financial entities is suspended until June 30th 2020.

•      Repurchase of Class B peso denominated notes. As of this date, the Bank has repurchased an aggregate amount of Ps.463,224,000 of Class B peso denominated notes during FY2020.

•     Repurchase of Class C Peso denominated Notes. As of this date, the Bank has repurchased Class C Peso denominated notes in the aggregate amount of Ps.66,000,000 (Ps.21,000,000 were cancelled in February) in FY2020.

•     Class C peso denominated notes cancellation. In February 2020, the Bank cancelled class C peso denominated notes in the aggregate amount of Ps.794,500,000; reducing the total outstanding amount to Ps.2,413,000.

•      Interest Payment Class C Peso denominated Notes. In April 2020, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.223,632,686.48.

•      Interest Payment Class A Subordinated Notes. In May 2020, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,500,000.

•      Interest Payment Class B Peso denominated Notes. In May 2020, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212.

•      Downgrade of Corporate bond Ratings:

o	Moody’s Investor Services: Moody’s Investors Services and Moody’s Latin America in line with Moody’s lowering of the Argentine government's bond ratings, downgraded the global ratings of Banco Macro S.A., particularly the ratings affected were:

▪	Global Scale Foreign Currency subordinated debt Series A notes from Caa3 to Ca Senior Unsecured debt Series B notes from Caa2 to Ca

▪	National Scale: Senior Unsecured debt Series B notes from B1.ar to Ca.ar

o	Fitch Ratings: In line with Fitch’s lowering of the Argentine government's bond ratings they have assessed the ratings of Argentine Financial Institutions and consequentially downgraded the global ratings of Banco Macro S.A., particularly Banco Macro’s senior unsecured debt rating to CC/RR4 from CCC/RR4, and the foreign currency subordinated debt rating to C/RR6 from CCC-/RR6.

•     Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until June 30, 2020. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately, depend on the extent an duration of the health emergency and the success of the measures taken and taken in the future.

•     Expected Credit Losses (E.C.L) I.F.R.S.9: The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss (hereinafter, 12mECL). The Bank’s policies for determining if there has been a significant increase in credit risk are set out in note 51.1.1.6 in our 20-F. The 12mECL is the portion of the lifetime expected credit loss (hereinafter, LTECL) that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both the LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments. The Bank’s policy for grouping financial assets measured on a collective basis is explained in note 51.1.1.1 in our 20-F. The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. This is further explained in note 51.1.1.6 in our 20-F Based on the above process, the Bank groups its loans into Stage 1, Stage 2, Stage 3 and Purchased or originated credit impaired (hereinafter, POCI), as described below:

o	Stage 1: when financial instruments subject to impairment according to section 5.5 of IFRS 9 are first recognized, the Bank recognizes an allowance based on 12mECL. Stage 1 financial instruments also include facilities where the credit risk has improved and the financial instrument has been reclassified from Stage 2.

o	Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 financial instruments also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

o	Stage 3: financial instruments considered credit-impaired. The Bank records an allowance for the LTECL.

o	POCI: financial instruments that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. The ECL allowance is only recognized or released to the extent that there is a subsequent change in the expected credit losses. It is worthwhile to mention that the Bank has not purchased nor originated POCI financial instruments.

For financial instruments for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial instrument is reduced.

Regulatory Changes

•      Measures implemented to mitigate the economic impact of the COVID-19 pandemic.

o	Closure of bank branches. On March 20, 2020, the Central Bank determined that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension schemes and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital means. Beginning on April 13, 2020, financial entities have been allowed to reopen only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, provided that certain health and security requirements are complied with. Additionally, beginning on April 20, 2020, the Central Bank has allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts.

o	Postponement of loan payments. The Central Bank postponed payments on loans maturing during the national lockdown period, and suspended the accrual of punitive interests on loans with maturity between April 1 and June 30, 2020.

o	ATM fees. The Central Bank determined that, until June 30, 2020, any operation effected through ATMs will not be subject to any charges or fees.

o	Mortgage loan installments and mortgage foreclosures. The government froze the monthly installments of mortgage loans over properties designated as the borrower’s only and permanent residence and prohibited mortgage foreclosures, until September 30, 2020. The debit balance resulting from the freezing of the installment increases may be refinanced in up to nine consecutive monthly installments, upon request by the borrower.

o	Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020 will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43%.

o	Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until April 30, 2020.

o	Time deposits minimum rate. The Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020 will have a minimum interest rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit was made.

o	Family emergency income and extraordinary subsidies. The government established (i) a stipend of Ps.10,000, for the month of April 2020, for people who are unemployed or working informally, and self-employed workers who are not currently generating or receiving other income; and (ii) an extraordinary subsidy of Ps.3,000, for the month of April 2020, for beneficiaries of pension schemes and certain retirement benefits.

o	Prohibition of dismissals and suspensions. The government prohibited dismissals of employees until May 30, 2020.

o	Labor market emergency assistance program. The government created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to PyMEs by financial entities in order to pay salaries.

•     Easing of limitations on holding Central Bank notes. Simultaneously with the creation of the fund within the FOGAR, the Central Bank eased the limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to PyMEs. More recently in May 2020 the Central Bank established that Banks could set up all reserve requirements from time deposits with Leliqs.

•     Reserve requirements. The Central Bank established that the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 to PyMEs and households may be deducted from reserve requirements, considering 130% of the amount when the proceeds are for the payment of salaries and the granting entity is the payment agent of those salaries.

•      Distribution of Dividends by Financial Institutions. In March 2020 through Communication “A” 6939, the Central Bank of Argentina suspended, until June 30, 2020, the distribution of dividends by financial entities, including the Bank. Additionally on June 4, 2020 the Central Bank through Communication “A” 7035 extended the limitation to pay dividends until December 31, 2020.

•     Classification of Debtors. The Central Bank established for regulatory purposes new rules regarding the criteria for debtor classification and provisioning until September 30, 2020. These rules provide an additional 60 days period of non-payment before a debtor is required to be reclassified, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes.

QUARTERLY BALANCE SHEET	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
ASSETS
Cash and deposits in Banks	111,725	108,533	123,321	14%	10%
Cash	13,011	21,033	18,557	-12%	43%
Central Bank of Argentina	84,681	59,460	71,819	21%	-15%
Other local & foreign entities	14,029	28,035	32,940	17%	135%
Other	4	5	5	0%	25%
Debt securities at fair value through profit & loss	4,397	6,118	1,698	-72%	-61%
Derivatives	62	55	41	-25%	-34%
Repo Transactions	-	1,173	410	-65%	-
Other financial assets	6,377	6,645	12,194	84%	91%
Loans & other receivables	264,070	238,127	225,110	-5%	-15%
Non Financial Public Sector	1,935	6,954	4,204	-40%	117%
Financial Sector	5,668	4,260	2,776	-35%	-51%
Non Financial private sector and foreign	256,467	226,913	218,130	-4%	-15%
Other debt securities	161,780	69,594	97,282	40%	-40%
Financial assets in guarantee	10,830	11,506	10,000	-13%	-8%
Investments in equity instruments	2,232	1,656	1,584	-4%	-29%
Investments in other companies (subsidiaries and joint ventures)	184	158	168	6%	-9%
Property, plant and equipment	26,972	27,756	27,561	-1%	2%
Intangible assets	3,537	3,818	3,947	3%	12%
Deferred income tax assets	-	47	57	21%	-
Other non financial assets	1,952	1,167	1,460	25%	-25%
Non-current assets held for sale	1,958	1,888	1,949	3%	0%
TOTAL ASSETS	596,076	478,241	506,782	6%	-15%

LIABILITIES
Deposits	404,437	283,368	311,315	10%	-23%
Non Financial Public Sector	41,767	18,930	27,310	44%	-35%
Financial Sector	313	339	291	-14%	-7%
Non Financial private sector and foreign	362,357	264,099	283,714	7%	-22%
Derivatives	164	829	160	-81%	-2%
Repo Transactions	-	1,081	-	-100%	-
Other financial liabilities	24,661	23,899	23,485	-2%	-5%
Financing received from Central Bank and Other Financial Institutions	4,616	2,421	865	-64%	-81%
Issued Corporate Bonds	9,367	5,956	5,463	-8%	-42%
Current income tax liabilities	6,776	8,771	10,291	17%	52%
Subordinated corporate bonds	26,461	26,208	26,606	2%	1%
Provisions	1,449	1,588	1,588	0%	10%
Deferred income tax liabilities	4,836	175	4	-98%	-100%
Other non financial liabilities	8,402	10,908	7,935	-27%	-6%
TOTAL LIABILITIES	491,169	365,204	387,712	6%	-21%

SHAREHOLDERS' EQUITY
Capital Stock	670	639	639	0%	-5%
Issued Shares premium	12,428	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	37,145	37,119	37,119	0%	0%
Reserves	36,476	59,210	59,210	0%	62%
Retained earnings	14,381	-17,466	3,498	-120%	-76%
Other accumulated comprehensive income	-123	140	-901	-	-
Net income for the period / fiscal year	3,928	20,964	7,074	-66%	80%
Shareholders' Equity attributable to parent company	104,905	113,036	119,069	5%	13%

Shareholders' Equity attributable to non controlling interest	2	1	1	0%	-50%
TOTAL SHAREHOLDERS' EQUITY	104,907	113,037	119,070	5%	13%

INCOME STATEMENT				Change
In MILLION $ (Measuring Unit Current at EOP)	1Q19	4Q19	1Q20	QoQ	YoY
Interest Income	37,717	36,892	30,910	-16%	-18%
Interest Expense	17,756	11,365	9,608	-15%	-46%
Net Interest Income	19,961	25,527	21,302	-17%	7%
Fee income	5,503	5,105	4,867	-5%	-12%
Fee expense	373	489	436	-11%	17%
Net Fee Income	5,130	4,616	4,431	-4%	-14%
Subtotal (Net Interest Income + Net Fee Income)	25,091	30,143	25,733	-15%	3%
Net Income from financial instruments at Fair Value Through Profit & Loss	-8,103	-279	-4,093	1367%	-49%
Result from assets at amortised cost	-27	60	853	1322%	-3259%
Difference in quoted prices of gold and foreign currency	-44	1,472	532	-64%	-1309%
Other operating income	4,798	1,011	1,099	9%	-77%
Provision for loan losses	1,577	1,565	861	-45%	-45%
Net Operating Income	20,138	30,842	23,263	-25%	16%
Personnel expenses	4,852	5,588	4,726	-15%	-3%
Administrative expenses	3,238	3,693	2,674	-28%	-17%
Depreciation and impairment of assets	770	838	836	0%	9%
Other operating expense	4,916	5,182	4,325	-17%	-12%
Operating Income	6,362	15,541	10,702	-31%	68%
Income from associates and joint ventures	41	165	21	-87%	-49%
Result from net monetary position	3,200	-5,112	295	-106%	-91%
Net Income before income tax on cont. operations	9,603	10,594	11,018	4%	15%
Income tax on continuing operations	5,675	4,461	3,944	-12%	-31%
Net Income from continuing operations	3,928	6,133	7,074	15%	80%

Net Income for the period	3,928	6,133	7,074	15%	80%
Net Income of the period attributable to parent company	3,928	6,132	7,074	15%	80%
Net income of the period attributable to non-controlling interests	-	1	-	-100%	-

Other Comprehensive Income	-28	-50	-1,041	1982%	3618%
Foreign currency translation differences in financial statements conversion	61	-151	-7	-95%	-111%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-89	101	-1,034	-	1062%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,900	6,083	6,033	-1%	55%
Total Comprehensive Income attributable to parent Company	3,900	6,082	6,033	-1%	55%
Total Comprehensive Income attributable to non-controlling interests	-	1	-	-100%	-

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q19	4Q19	1Q20
Profitability & performance
Net interest margin	24.8%	24.8%	19.2%
Net interest margin adjusted (exc. FX)	24.8%	23.9%	18.7%
Net fee income ratio	19.7%	10.6%	14.3%
Efficiency ratio	25.3%	26.8%	39.8%
Net fee income as % of A&G Expenses	77.8%	39.7%	36.0%
Return on average assets	3.3%	3.8%	4.9%
Return on average equity	13.8%	20.1%	27.3%
Liquidity
Loans as a percentage of total deposits	65.3%	84.0%	72.3%
Liquid assets as a percentage of total deposits	66.0%	59.0%	66.0%
Capital
Total equity as a percentage of total assets	17.6%	23.6%	23.5%
Regulatory capital as % of APR	27.7%	27.3%	32.0%
Asset Quality
Allowances over total loans	2.3%	2.3%	2.5%
Non-performing financing as a percentage of total financing	2.0%	2.1%	1.4%
Coverage ratio w/allowances	111.9%	106.1%	173.5%
Cost of Risk	2.9%	1.8%	1.3%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q19	4Q19	1Q20
Profitability & performance
Net interest margin	24.8%	33.6%	19.2%
Net interest margin adjusted (exc. FX)	24.8%	31.7%	18.7%
Net fee income ratio	19.7%	6.3%	14.3%
Efficiency ratio	25.3%	35.5%	39.8%
Net fee income as % of A&G Expenses	77.8%	17.8%	36.0%
Return on average assets	3.3%	5.2%	4.9%
Return on average equity	13.8%	21.9%	27.3%
Liquidity
Loans as a percentage of total deposits	65.3%	84.0%	72.3%
Liquid assets as a percentage of total deposits	66.0%	59.0%	66.0%
Capital
Total equity as a percentage of total assets	17.6%	23.6%	23.5%
Regulatory capital as % of APR	27.7%	27.3%	32.0%
Asset Quality
Allowances over total loans	2.3%	2.3%	2.5%
Non-performing financing as a percentage of total financing	2.0%	2.1%	1.4%
Coverage ratio w/allowances	111.9%	106.1%	173.5%
Cost of Risk	2.9%	2.6%	1.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 8, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer